Exhibit 99.2

Hebron Technology Co., Ltd. Reports Financial Results for the First Half of 2019

Wenzhou, China, December 17, 2019/ PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced its financial results for the six months ended June 30, 2019.

Mr. Anyuan Sun, Chairman and Chief Executive Officer of Hebron, commented, “Due to the impact of a slow economy and we had less revenue from our installation services, and our revenue decreased by 46% to $5.63 million, compared to the same period last year. We are currently reviewing our current business operations and considering new business strategies. On June 14, 2019, our Special Shareholder Meeting approved the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands limited company. After the acquisition, Hebron will explore business opportunities by developing financial technology (Fintech). We believe that with the presence of potentially revolutionary technologies such as Blockchain and Quantum Computing, Hebron will have exciting new opportunities for growth.”

Six Months Ended June 30, 2019 Financial Results

●	Total revenues decreased by 46% to $5.63 million for the six months ended June 30, 2019, from $10.34 million for the six months ended June 30, 2018. The decrease in total revenues was due to our decreased revenue from installation services for the six months ended June 30, 2019. However, our sales in fluid equipment increased $2.0 million or 71% for the six months ended June 30, 2019, as compared to the same period last year.

●	Gross and operating margins were 10% and (11)%, respectively, for the six months ended June 30, 2019, as compared to 34% and (11)%, respectively, for the same period last year.

●	Net loss was $0.68 million, or a loss per share of $0.04 for the six months ended June 30, 2019, as compared to net loss of $1.57 million, or a loss per share of $0.10, for the same period last year.

	For the Six Months Ended June 30,
($ millions, except basic and diluted loss per share)	2019	2018	% Change
Revenues
Installation service	0.91	7.58	(88)%
Fluid equipment sales	4.72	2.75	71%

Gross profit	0.58	3.56	(84)%
Gross margin	10%	34%	(24	)pp*
Installation service	42%	43%	(1	)pp*
Fluid equipment sales	5%	15%	(14	)pp*

Operating expenses	1.19	4.68	(74)%
Operating loss	(0.62)	(1.12)	(45)%
Operating margin	(11)%	(11)%	-	pp*
Net loss	(0.68)	(1.57)	(57)%
Net loss margin	(12)%	(15)%	3	pp*
Basic and diluted loss per share	(0.04)	(0.10)	(58)%

*pp	represents percentage points

Revenues

For the six months ended June 30, 2019, total revenues decreased by $4.70 million, or 46%, to $5.63 million from $10.33 million for the same period last year. The decrease in total revenues was related to the decrease in revenues from installation services as we had fewer installation projects compared to the same period last year. However, our sales in fluid equipment increased $2.0 million, or 71%, for the six months ended June 30, 2019, as compared to the same period last year.

Cost of revenues and gross profit

Total cost of revenues decreased by $1.73 million, or 25%, to $5.05 million for the six months ended June 30, 2019 from $6.78 million for the same period last year. Overall gross profit decreased by $2.98 million, or 84%, to $0.58 million for the six months ended June 30, 2019 from $3.56 million for the same period last year. Overall gross margin was 10% for the six months ended June 30, 2019, down 24 percentage points from 34% for the same period last year, mainly due to decreased margin of fluid equipment sales.

Cost of revenues for fluid equipment sales increased by $2.15 million, or 91%, to $4.50 million for the six months ended June 30, 2019, from $2.35 million for the same period last year. Gross profit for fluid equipment sales decreased by $0.18 million, or 44%, to $0.23 million for the six months ended June 30, 2019, from $0.4 million for the same period last year. Gross margin for fluid equipment sales was 5% for the six months ended June 30, 2019, compared to 15% for the same period last year. The decrease of gross profit for fluid equipment was mainly due to our lowering sales prices due to fierce market competition.

Cost of revenues for installation service decreased by $3.78 million, or 88%, to $0.52 million for the six months ended June 30, 2019, from $4.30 million for the same period last year. Gross profit for installation service decreased by $2.9 million, or 88%, to $0.38 million for the six months ended June 30, 2019, from $3.28 million for the same period last year. Gross margin for fluid equipment sales was 42% for the six months ended June 30, 2019, compared to 43% for the same period last year. The decrease of gross profit for installation service was mainly due to fewer installation projects for the six months ended June 30, 2019.

Operating expenses

General and administrative expenses decreased by $1.17 million, or 65%, to $0.63 million for the six months ended June 30, 2019, from $1.80 million for the same period last year. The decrease was mainly due to decreased management salaries, and to a lesser extent a decrease in consulting and professional fees. Selling expenses were $0.15 million for the six months ended June 30, 2019, compared to $0.28 million for the same period last year. The decrease was mainly driven by fewer marketing activities during the current period. Research and development expenses were $0.17 for the six months ended June 30, 2019, compared to $Nil for the same period last year. The increase in research and development expenses was mainly due to the investment in R&D activities in developing intellectual valve controller system. Bad debt expenses decreased $2.36 million, or 91%, to $0.24 million for the six months ended June 30, 2019, from $2.59 million for the same period last year. The decrease in bad debt was mainly due to our recording a $2.59 million bad debt allowance for our advances to suppliers in the same period last year. As such, total operating expenses decreased by $3.48 million, or 74%, to $1.19 million for the six months ended June 30, 2019, from $4.68 million for the same period last year.

Operating loss

Operating loss was $0.62 million for the six months ended June 30, 2019, compared to an operating loss of $1.12 million for the same period last year due to decreased general and administrative expenses, and offset by decreased gross profit for the six months ended June 30, 2019. Operating margin was (11)% for the six months ended June 30, 2019, which was consistent with the same period last year.

Loss before income taxes and income tax

Loss before income taxes was $0.68 million for the six months ended June 30, 2019, compared to loss before income tax of $1.18 million for the same period last year. Income tax provision was $Nil for the six months ended June 30, 2019, compared to $0.39 million for the same period last year.

Net loss and loss per share

Net loss was $0.68 million, or loss per share of $0.04 for the six months ended June 30, 2019, compared to net loss of $1.57 million, or loss per share of $0.10, for the same period last year.

Recent Updates

Acquisition of NiSun International Enterprise Management Group

On July 12, 2019, the Company entered into a share purchase agreement (the “Agreement”) to acquire NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands limited company (“NiSun BVI”) from Bodang Liu, citizen of the People’s Republic of China (the “Seller”). Pursuant to the Agreement, the Company purchased all 50,000 of the issued and outstanding common shares, $1.00 par value per share, of NiSun BVI from the Seller in return for $7 million (the “Purchase Price”).

Under the terms of the Agreement, the Purchase Price will be paid, without interest, over the next two years in US Dollars or Chinese RMB at the election of the Company at such times as the Company chooses. The parties intend that the Purchase Price shall be paid from operating profits of the Company’s subsidiaries or from any capital raising activities the Company may elect to pursue, as applicable.

Appointment of New Chief Financial Officer (the “CFO”)

On August 8, 2019, the Registrant’s CFO, Mr. Steven Fu, submitted his resignation to the board of directors (the “Board”). The Board accepted the resignation and appointed Ms. Changjuan Liang as the succeeding CFO. The resignation and the engagement was effective on August 8, 2019. There was no disagreement between Mr. Steven Fu and the Company.

Ms. Liang has served as Chief Financial Officer of Fintech (Shanghai) Investment Holding Co., Ltd. since May 2019. Fintech is a subsidiary of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a BVI company acquired by the Registrant on July 12, 2019. From August 2018 through April 2019, Ms. Liang was a senior financial manager for Shanghai NiSun Enterprise Management Group Co., Ltd., a PRC company controlled by Bodang Liu, the largest shareholder of the Registrant and former owner of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. From October 2010 through August 2017, Ms. Liang was a Financial Officer of Chubutsu Precise Electronic Company Limited, a PRC company engaged in the air conditioning industry. Ms. Liang obtained her bachelor’s degree in Accounting from China Central Radio and TV University in January 2010.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. (“Hebron” or the “Company”) engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. After the strategic acquisition of Fintech (Shanghai) Investment Holding Co., Ltd (“Fintech”), a Chinese financial services company, in July 2019, the Company also engages in financial technology services through Fintech as a contractually-controlled affiliate. For more information about the Company, please visit www.xibolun.com.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Hebron Technology Co., Ltd.

Investor Relations

Shaokang (Ken) Lu

Phone: +86 (21) 2357-0055

Email: lushaokang@cnisun.com

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash	$23,972	947,588
Restricted cash	2,069,753	2,124,655
Contracts receivable, net	24,750,360	24,669,365
Accounts receivable, net	2,415,761	2,655,845
Notes receivable	-	81,611
Retainage receivables, net	3,151,799	3,146,986
Inventories	388,233	365,480
Prepayments and advances to suppliers, net	4,114,266	3,568,003
Other receivables, net	1,364,635	767,681
Prepaid expenses and other current assets+	167,182	94,539
TOTAL CURRENT ASSETS	38,445,961	38,421,753

Property and equipment at cost, net of accumulated depreciation	12,088,140	12,515,894
Land use right, net of accumulated amortization	941,982	969,339
Deposits - long term	43,700	43,633
Equity investment	3,070,520	3,054,090
Deferred tax assets	1,651,489	1,648,967
TOTAL ASSETS	$56,241,792	$56,653,676

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loans	$1,310,998	$1,698,058
Notes payable	1,981,790	2,117,382
Accounts payable	1,481,822	1,361,687
Accrued expenses and other current liabilities	2,470,812	2,112,472
Other loan payable-current	166,892	177,291
Advances from customers	3,065,968	3,131,337
Taxes payable	9,145,816	9,085,746
Due to related parties	347,634	-
TOTAL CURRENT LIABILITIES	19,971,732	19,683,973

Other loan payable - long term	136,275	212,351
TOTAL LIABILITIES	20,108,007	19,896,324

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 8,491,177 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	8,491	8,491
Class B common stock, $0.001 par value, 10,000,000 shares authorized, 7,778,400 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	7,778	7,778
Additional paid-in capital	13,361,447	13,361,447
Retained earnings	24,055,426	24,732,777
Accumulated other comprehensive (loss)	(1,299,357)	(1,353,141)
TOTAL SHAREHOLDERS’ EQUITY	36,133,785	36,757,352

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$56,241,792	$56,653,676

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Six Months Ended June 30,
	2019	2018
REVENUE
Installation service	$907,332	$7,580,749
Fluid equipment sales	4,722,986	2,754,317
	5,630,318	10,335,066
COST OF REVENUE
Cost of product and services	5,021,235	6,655,247
Business and sales related taxes	33,081	124,575

GROSS PROFIT	576,002	3,555,244

OPERATING EXPENSES
General and administrative expenses	630,747	1,801,033
Selling expenses	151,174	281,169
Bad debt expenses	240,524	2,595,677
Research and development expenses	171,967	-
Total operating expenses	1,194,412	4,677,879

LOSS FROM OPERATIONS	(618,410)	(1,122,635)

OTHER INCOME (EXPENSE)
Other income, net	36,051	1,736
Interest expense	(111,422)	(56,314)
Income from investment	16,430	-
Total other expense, net	(58,941)	(54,578)

LOSS BEFORE INCOME TAXES	(677,351)	(1,177,213)

PROVISION FOR INCOME TAXES	-	391,892

NET LOSS	$(677,351)	$(1,569,105)

OTHER COMPREHENSIVE LOSS
Foreign currency translation income (loss)	53,784	(534,234)

COMPREHENSIVE LOSS	$(623,567)	$(2,103,339)

Basic and diluted loss per common share
Basic and diluted	$(0.04)	$(0.10)

Weighted average number of shares outstanding
Basic and diluted	16,269,577	15,427,622